UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY 2024

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Chapter 11 Bankruptcy Petitions of Two Subsidiaries

On January 7, 2024, Hudson 888 Owner LLC and Hudson 888 Holdco LLC (collectively, the “Debtors”), each a subsidiary of Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN), filed voluntary petitions for relief (each, a “Chapter 11 Case”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

Through these Chapter 11 Cases, and subject to negotiations with other parties in interest and approval of the Bankruptcy Court, the Debtors anticipate pursuing a stand-alone restructuring plan that may include one or more potential restructuring scenarios.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: January 16, 2024